Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 13, 2024

Relating to Preliminary Prospectus Supplement dated May 13, 2024 and

Prospectus dated July 26, 2022

Registration No. 333-266323

Blackstone Secured Lending Fund

$400,000,000 5.875% Notes due 2027

PRICING TERM SHEET

May 13, 2024

The following sets forth the final terms of the 5.875% Notes due 2027 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated May 13, 2024 (the “Preliminary Prospectus Supplement”) related to the Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Blackstone Secured Lending Fund

Security Title:	5.875% Notes due 2027

Expected Ratings*:	BBB- (stable) / Baa3 (positive) / BBB (stable) (S&P / Moody’s / Fitch)

Aggregate Principal Amount Offered:	$400,000,000

Trade Date:	May 13, 2024

Settlement Date**:	May 20, 2024 (T+5)

Maturity Date:	November 15, 2027

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2024

Price to Public (Issue Price):	99.279% of the principal amount

Coupon (Interest Rate):	5.875%

Yield to Maturity:	6.108%

Spread to Benchmark Treasury:	+ 145 basis points

Benchmark Treasury:	4.500% due May 15, 2027

Benchmark Treasury Price and Yield:	99-18/4.658%

Optional Redemption:

Prior to October 15, 2027 (one month prior to the maturity date of the Notes) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

-   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 22 basis points less (b) interest accrued to the date of redemption, or

-   100% of the principal amount of the Notes to be redeemed,

On or after the Par Call Date, the Company may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	09261X AH5 / US09261XAH52

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Barclays Capital Inc.

Goldman Sachs & Co. LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

MUFG Securities Americas Inc.

Truist Securities, Inc.

BNP Paribas Securities Corp.

BofA Securities, Inc.

Deutsche Bank Securities Inc.

ING Financial Markets LLC

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

TD Securities (USA) LLC

Wells Fargo Securities, LLC

HSBC Securities (USA) LLC

Mizuho Securities USA LLC

Regions Securities LLC

SG Americas Securities, LLC

Co-Managers:	Blackstone Securities Partners, L.P. BNY Mellon Capital Markets, LLC Capital One Securities, Inc. CIBC World Markets Corp.

Keefe, Bruyette & Woods, Inc.

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Drexel Hamilton, LLC

R. Seelaus & Co., LLC

Academy Securities, Inc.

Blaylock Van, LLC

Note: *A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Note: **Blackstone Secured Lending Fund expects that delivery of the Notes will be made to investors on or about May 20, 2024, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternative arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Blackstone Secured Lending Fund before investing. The Preliminary Prospectus Supplement contains this and other information about Blackstone Secured Lending Fund and should be read carefully before investing.

The information in the Preliminary Prospectus Supplement is not complete and may be changed. The Preliminary Prospectus Supplement and this pricing term sheet are not offers to sell any securities of Blackstone Secured Lending Fund and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Blackstone Secured Lending Fund, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it from Citigroup Global Markets Inc. toll-free at +1 (800) 831-9146, Barclays Capital Inc. toll-free at +1 (888) 603-5847, Goldman Sachs & Co. LLC toll-free at +1 (866) 471-2526, RBC Capital Markets, LLC toll-free at +1 (866) 375-6829 or SMBC Nikko Securities America, Inc. toll-free at +1 (888) 868-6856.

Any disclaimers or notices that may appear on this term sheet below the text of this legend are not applicable to this term sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this term sheet having been sent via, or posted on, Bloomberg or another electronic mail system.